ADDITION OF PORTFOLIOS TO ACCOUNTING SERVICES AGREEMENT

This document relates to the addition by each registered investment company listed on Attachment A to this document (each an “Additional Fund”) to the Agreement (as defined below) of its investment portfolios listed on Attachment A to this document. For ease of reference, Exhibit A to this document lists each entity (including each Additional Fund and each Additional Portfolio (as defined below)) covered by the Agreement (as defined below).

WHEREAS, each Additional Fund wishes to retain BNY Mellon Investment Servicing (US) Inc. (f/k/a PFPC Inc.) (“BNY Mellon”) to provide the services set forth in the Agreement (as defined below) to its investment portfolios listed on Attachment A to this document (each an “Additional Portfolio”), and BNY Mellon wishes to furnish such services;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby, each Additional Fund and BNY Mellon agree as follows:

1.	For purposes of this document:
A.	“Agreement” means the Accounting Services Agreement initially made as of July 1, 2005 separately by and between each of Advanced Series Trust (f/k/a American Skandia Trust) and Prudential Investment Portfolios, Inc. 10 (f/k/a Strategic Partners Mutual Funds, Inc.) (each of which is a “Fund” under such Accounting Services Agreement) and BNY Mellon, as such Accounting Services Agreement may be amended or amended and restated from time to time.
B.	“Effective Date” means, with respect to a particular Additional Portfolio, the effective date listed for such Additional Portfolio on Attachment A to this document (or such other date as agreed in writing between BNY Mellon and the Additional Fund to which such Additional Portfolio relates).

2.	Each Additional Fund hereby appoints BNY Mellon to provide the services set forth in the Agreement, in accordance with the terms set forth in the Agreement, to each of its Additional Portfolios as of the Effective Date for each such respective Additional Portfolio. BNY Mellon accepts such appointment and agrees to furnish such services as of the relevant Effective Date.
3.	[Reserved].
4.	An Additional Portfolio shall be deemed to be listed on Exhibit A attached to the Agreement as of the Effective Date for such Additional Portfolio, and as of the Effective Date for a particular Additional Portfolio (but not before such Effective Date) such Additional Portfolio shall be a “Portfolio” for all purposes under the Agreement.
5.	For clarity and notwithstanding the provisions of the first sentence of Section 22(c) of the Agreement, this document embodies a portion of the agreement and understanding between each Additional Fund and BNY Mellon relating to the subject matter of the Agreement and the Agreement shall not supersede the terms and provisions of this document.
6.	BNY Mellon is entering into this document with each of the Additional Funds separately, and any duty, obligation or liability owed or incurred by BNY Mellon with respect to a particular Additional Fund shall be owed or incurred solely with respect to that Additional Fund, and shall not in any way create any duty, obligation or liability with respect to any other Additional Fund. This document shall be interpreted to carry out the intent of the parties hereto that

BNY Mellon is entering into a separate arrangement with each separate Additional Fund.

Agreed:

BNY Mellon Investment Each Registered Investment Company set

Servicing (US) Inc. Forth on Attachment A attached hereto

By: /s/ Shalini O’Suilleabhain

Name: Shalini O’Suilleabhain

Title: Vice President

By: /s/ Sadiq Peshimam

Name: M. Sadiq Peshimam

Title: Treasurer

Dated: June 1, 2015

ATTACHMENT A

additional fund	additional portfolio	effective date
Prudential Investment Portfolios 9 Inc.	Prudential Real Estate Income Fund	6/1/15
Prudential Investment Portfolios 3 Inc.	Prudential Unconstrained Bond Fund	6/1/15